UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Star Scientific, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
85517P101
(CUSIP Number)
March 5, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
a.       ☐ Rule 13d-1(b)
b.       ☑ Rule 13d-1(c)
c.       ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85517P101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Iroquois Capital Management L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,738,872 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,738,872 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,738,872 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	85517P101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Joshua Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		196,731

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,738,872 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		196,731

WITH:	8	SHARED DISPOSITIVE POWER

		8,738,872 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,935,603 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

CUSIP No.	85517P101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Richard Abbe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		120,500

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,738,872 (see Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		120,500

WITH:	8	SHARED DISPOSITIVE POWER

		8,738,872 (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,859,372 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.7% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Item 1.
     (a) Name of Issuer
Star Scientific, Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices
4470 Cox Road
Glen Allen, Virginia 23060
Item 2.
     (a) Name of Person Filing
     (b) Address of Principal Business Office or, if none, Residence
     (c) Citizenship
This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Joshua Silverman, an individual who is a citizen of the United States of America (“Mr. Silverman”) and (iii) Richard Abbe, an individual who is a citizen of the United States of America (“Mr. Abbe,” together with Iroquois and Mr. Silverman, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.
The principal business office of all of the Reporting Persons is 641 Lexington Avenue, 26th Floor, New York, New York 10022.
     (d) Title of Class of Securities
Common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”)
     (e) CUSIP Number
85517P101
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
     (a) and (b):
(A) As of March 5, 2010, Iroquois may be deemed to have beneficial ownership of 8,738,872 shares of Common Stock, including (i) 4,089,866 shares of Common Stock held by Iroquois Master Fund Ltd. (“Iroquois Master Fund”), (ii) 1,000,000 shares of Common Stock held by Iroquois Capital L.P. (“Iroquois Capital”), (iii) 2,649,006 shares of Common Stock issuable upon exercise of a warrant held by Iroquois Master Fund (“Warrant 1”) and (iv) 1,000,000 shares of Common Stock issuable upon exercise of a warrant held by Iroquois Capital (“Warrant 2”), and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.6% of the Common Stock, based on (1) 107,676,768 shares of Common Stock issued and outstanding on March 1, 2010, plus (2) 2,649,006 shares of Common Stock issued to Iroquois Master Fund on March 5, 2010, (3) 1,000,000 shares of Common Stock issued to Iroquois Capital on March 5, 2010, and (4) 3,649,006 shares of Common Stock in the aggregate issuable upon the exercise of Warrant 1 and Warrant 2.
(B) As of March 5, 2010, Mr. Silverman may be deemed to have beneficial ownership of 8,935,603 shares of Common Stock, including (i) 4,089,866 shares of Common Stock held by Iroquois Master

Fund, (ii) 1,000,000 shares of Common Stock held by Iroquois Capital, (iii) 2,649,006 shares of Common Stock issuable upon exercise of Warrant 1 and (iv) 1,000,000 shares of Common Stock issuable upon exercise of Warrant 2, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.8% of the Common Stock, based on (1) 107,676,768 shares of Common Stock issued and outstanding on March 1, 2010, plus (2) 2,649,006 shares of Common Stock issued to Iroquois Master Fund on March 5, 2010, (3) 1,000,000 shares of Common Stock issued to Iroquois Capital on March 5, 2010, and (4) 3,649,006 shares of Common Stock in the aggregate issuable upon the exercise of Warrant 1 and Warrant 2.
(C) As of March 5, 2010, Mr. Abbe may be deemed to have beneficial ownership of 8,859,372 shares of Common Stock, including (i) 4,089,866 shares of Common Stock held by Iroquois Master Fund, (ii) 1,000,000 shares of Common Stock held by Iroquois Capital, (iii) 2,649,006 shares of Common Stock issuable upon exercise of Warrant 1 and (iv) 1,000,000 shares of Common Stock issuable upon exercise of Warrant 2, and all such shares of Common Stock in the aggregate represent beneficial ownership of approximately 7.7% of the Common Stock, based on (1) 107,676,768 shares of Common Stock issued and outstanding on March 1, 2010, plus (2) 2,649,006 shares of Common Stock issued to Iroquois Master Fund on March 5, 2010, (3) 1,000,000 shares of Common Stock issued to Iroquois Capital on March 5, 2010, and (4) 3,649,006 shares of Common Stock in the aggregate issuable upon the exercise of Warrant 1 and Warrant 2.
     (c) (A) Number of shares as to which Iroquois has:
(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 8,738,872.

(iii)	Sole power to dispose or to direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 8,738,872.

           (B) Number of shares as to which Mr. Silverman has:
(i)	Sole power to vote or to direct the vote: 196,731.

(ii)	Shared power to vote or to direct the vote: 8,738,872.

(iii)	Sole power to dispose or to direct the disposition of: 196,731.

(iv)	Shared power to dispose or to direct the disposition of: 8,738,872.

           (C) Number of shares as to which Mr. Abbe has:
(i)	Sole power to vote or to direct the vote: 120,500.

(ii)	Shared power to vote or to direct the vote: 8,738,872.

(iii)	Sole power to dispose or to direct the disposition of: 120,500.

(iv)	Shared power to dispose or to direct the disposition of: 8,738,872.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 24, 2010

IROQUOIS CAPITAL MANAGEMENT LLC
By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe

Exhibit 1
JOINT FILING AGREEMENT
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
Dated: March 24, 2010

IROQUOIS CAPITAL MANAGEMENT LLC
By:	/s/ Joshua Silverman
Joshua Silverman, Authorized Signatory

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe